UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_________________
FORM 6-K
REPORT OF FOREIGN PRIVATE

ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
Date: July 30,

2025
UBS Group AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
(Address of principal executive office)
Commission File Number: 1-36764
UBS AG
(Registrant's Name)
Bahnhofstrasse 45, 8001 Zurich, Switzerland
Aeschenvorstadt 1, 4051 Basel, Switzerland

(Address of principal executive offices)
Commission File Number: 1-15060

Indicate by check mark whether the registrants file or will file annual reports under cover of Form
20-F or Form 40- F.
Form 20-F

☒

Form 40-F

☐

This Form 6-K consists of (i) the presentation materials related to the second quarter 2025 financial
results of UBS and (ii) the prepared remarks of Sergio Ermotti for the media conference of 30 July
2025, which appear immediately following this page.

UBS

Second quarter 2025

Financial results

30 July 2025

Important information

Forward-looking statements: This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. UBS's business and financial performance could be affected by other factors identified in our past and future filings and reports, including those filed with the SEC. More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including UBS's Annual Report on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise.

Alternative Performance Measures: In addition to reporting results in accordance with International Financial Reporting Standards (IFRS), UBS reports certain measures that may qualify as Alternative Performance Measures as defined in the SIX Exchange Directive on Alternative Performance Measures, under the guidelines published by the European Securities Market Authority (ESMA), or defined as Non-GAAP financial measures in regulations promulgated by the US Securities and Exchange Commission (SEC). Please refer to "Alternative Performance Measures" in the appendix of UBS's Quarterly Report for the second quarter of 2025 for a list of all measures UBS uses that may qualify as APMs. Underlying results are non-GAAP financial measures as defined by SEC regulations and as APMs in Switzerland and the EU.

Disclaimer: This presentation and the information contained herein are provided solely for information purposes and are not to be construed as a solicitation of an offer to buy or sell any securities or other financial instruments in Switzerland, the United States or any other jurisdiction. No investment decision relating to securities of or relating to UBS Group AG, UBS AG, or their affiliates should be made on the basis of this document. No representation or warranty is made or implied concerning, and UBS assumes no responsibility for, the accuracy, completeness, reliability or comparability of the information contained herein relating to third parties, which is based solely on publicly available information. UBS undertakes no obligation to update the information contained herein.

Available Information: UBS's Annual Report, Quarterly Reports, SEC filings on Form 20-F and Form 6-K, as well as investor presentations and other financial information are available at ubs.com/investors. UBS's Annual Report on Form 20-F, quarterly reports and other information furnished to or filed with the US Securities and Exchange Commission on Form 6-K are also available at the SEC's website: www.sec.gov

Basel III RWA, LRD and capital: Basel III RWA, LRD and capital information is based on the BIS Basel III framework, as applicable for Swiss systemically relevant banks (SRB), unless otherwise stated. 2Q25 information includes the final Basel III standards effective in Switzerland from 1 January 2025. Refer to the "Capital management" section in UBS's Quarterly Report for the second quarter of 2025 for more information.

Definitions: "Earnings per share" refers to diluted earnings per share. "Litigation" refers to net additions/releases to provisions for litigation regulatory and similar matters reflected in the income statement for the relevant period. "Net profit" refers to net profit attributable to shareholders. "Tangible equity" refers to tangible equity attributable to shareholders. "Sustainability-focus and impact" refers to sustainability-focus and impact investing; sustainability focus refers to strategies that have sustainability as an explicit part of the investment guidelines, universe, selection, and/or investment process that drive the strategy; impact investing refers to strategies that have an explicit intention to generate measurable, verifiable, positive sustainability outcomes. "PPA" refers to purchase price allocation adjustments made in accordance with IFRS 3, *Business Combinations*, to bring the assets acquired and liabilities assumed to fair value, from the acquisition of the Credit Suisse Group.

Rounding: Numbers presented throughout this presentation may not add up precisely to the totals provided in the tables and text. Percentages and percent changes disclosed in text and tables are calculated on the basis of unrounded figures. Absolute changes between reporting periods disclosed in the text, which can be derived from numbers presented in related tables, are calculated on a rounded basis.

Tables: Within tables, blank fields generally indicate non-applicability or that presentation of any content would not be meaningful, or that information is not available as of the relevant date or for the relevant period. Zero values generally indicate that the respective figure is zero on an actual or rounded basis. Values that are zero on a rounded basis can be either negative or positive on an actual basis.

Numbers presented in US dollars unless otherwise indicated. Currency translation of monthly income statement items of operations with a functional currency other than the US dollar are translated with month-end rates into US dollar.

© UBS 2025. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

UBS

1

Agenda

Key messages

Sergio P. Ermotti, Group CEO

Financial performance

Todd Tuckner, Group CFO

Q&A

UBS

2

Key messages

Strong 2Q25 and 1H25 financial performance on continued client momentum and progress on integration; 2Q25 net profit 2.4bn, underlying profit before tax 2.7bn, underlying RoCET1 15.3%; 1H25 net profit 4.1bn, underlying profit before tax 5.3bn, underlying RoCET1 13.3%

Franchise strength demonstrated by robust client activity; 6.6trn invested assets, +8% QoQ, with 1H25 GWM NNA 55bn, 2Q25 GWM underlying transaction income +11% YoY, Global Markets underlying revenues +26% YoY

Integration remains on track, execution risk further reduced; ~1/3 of Swiss-booked client accounts successfully transferred onto UBS systems with aim to migrate remaining by the end of 1Q26, 9.1bn cumulative gross cost saves achieved

Our balance sheet for all seasons is a key pillar of our strategy; CET1 capital ratio of 14.4%, executing on capital return plans for 2025

We continue to position for long-term success; further enhancing our global capabilities, investing in our future infrastructure and AI and actively engaging in the debate on future regulation in Switzerland, all while staying close to our clients

UBS
3

Financial performance

Todd Tuckner, Group CFO

UBS

4

2Q25 profitability driven by strong core revenue growth and positive jaws

Underlying, bn

Revenues
+4%
11.1
11.5
Core: +8%
10.7
11.6
2Q24
2Q25
Operating expenses
(3%)
9.0
8.7
Core: +3%
8.5
8.8
2Q24
2Q25
Profit before tax
+30%
2.1
2.7
Core: +25%
2.1
2.7
2Q24
2Q25
Core
NCL

Underlying	2Q25
PBT	2.7bn
RoCET1	15.3%
Cost / income	75.4%

Reported	
Net profit	2.4bn
EPS	0.72

UBS Refer to slide 19 for details on underlying results and reconciliation to reported results

5

Net profit 2.4bn while integration continues at pace

Profits
m

Underlying
+30%
2,060
282
(26)
(12)
114
81
183
2,683
~0.4bn expected in 3Q25[1]
565
(1,055)
~1.1bn expected in 3Q25
2,193
o/w tax benefit: +209m
202
2,395
2Q24 PBT
GWM
P&C
AM
IB
NCL
Group Items
2Q25 PBT
Non-underlying revenues[2]
Non-underlying expenses[2]
2Q25 reported PBT
Tax and NCI
2Q25 net profit

UBS

1 Includes modeled accelerated accretion of PPA adjustments from early unwinds; 2 Refer to slide 19 for details on underlying results and reconciliation to reported results

6

Achieved 70% of gross cost save ambition, on track to achieve end-2026 target

Cumulative annualized exit rate gross cost reductions

USD bn/ % of expected cumulative total

o/w: +0.7bn
in 2Q25
9.1
~70%
~10
~77%
~13
100%
2Q25
YE25e
YE26e

Underlying operating expenses

USD bn

(~11%) / (~4.5bn)
excl. FX (~14%) / (~5.5bn)
~40.6
~32.2
36.4
26.6
36.1
26.0
(~19%)
(~6.2bn)
excl. FX
(~22%)
(~7.2bn)
FY22 combined cost baseline[1]
FY24
2Q25 LTM[2]

Cumulative integration-related expenses[3]

USD bn/ % of expected cumulative total

11.1
~79%
~12.5
~89%
~14
100%
2Q25
YE25e
YE26e

Excl. litigation, variable and FA compensation

UBS

Gross cost saves and forward-looking figures based on constant FX rates; **1** Refer to slide 24 for reconciliation of the FY22 combined baseline; **2** Last twelve months; **3** Does not include integration-related expenses booked in revenues, which were 105m cumulative through 2Q25

7

Our balance sheet for all seasons is a key pillar of our strategy

USD bn, except where indicated	**2Q25**	1Q25	2Q24	**QoQ**	YoY
Total assets	**1,670**	1,543	1,561	+8%	+7%
o/w: Cash and balances at central banks	236	231	248	+2%	(5%)
o/w: Lending assets[1]	668	615	621	+9%	+7%
o/w: Fair value assets[2]	492	445	459	+11%	+7%
Total liabilities	**1,580**	1,456	1,477	+9%	+7%
o/w: Fair value and long-term debt	303	295	308	+3%	(1%)
o/w: Short-term borrowings	67	58	62	+15%	+9%
o/w: Customer deposits	800	745	757	+7%	+6%
Total equity	**90**	88	84	+2%	+7%
Tangible equity	82	80	76	+2%	+8%
Tangible book value per share (USD)	25.95	25.18	23.85	+3%	+9%
Credit risk					
Cost of credit risk	10bps	7bps	6bps	+4bps	+4bps
Credit-impaired lending assets as a % of total	0.9%	1.0%	0.9%	0.0pp	0.0pp

USD bn, except where indicated	**2Q25**	1Q25	2Q24	**QoQ**	YoY
Regulatory capital					
CET1 capital	72.7	69.2	76.1	+5%	(4%)
AT1 capital	19.0	18.7	15.7	+2%	+21%
TLAC	191.2	187.2	197.7	+2%	(3%)
RWA	504.5	483.3	511.4	+4%	(1%)
LRD	1,658	1,562	1,564	+6%	+6%
CET1 capital ratio (%)	14.4%	14.3%	14.9%	+10bps	(47bps)
CET1 leverage ratio (%)	4.4%	4.4%	4.9%	(4bps)	(48bps)
Liquidity and funding					
Liquidity coverage ratio (%, average)	182%	181%	212%	+1pp	(30pp)
Net stable funding ratio (%)	122%	124%	128%	(2pp)	(6pp)

2Q25

- Lending assets 668bn, +52bn QoQ, primarily reflecting currency effects
- Deposits 800bn, +55bn QoQ reflecting currency effects, as well as net new deposit inflows, largely in GWM

2Q25

- Strong liquidity position with average LCR of 182%, 359bn of high-quality liquid assets
- Issued 3.5bn of HoldCo during 2Q25[3]

UBS

1 Consists of Loans and advances to customers and Amounts due from banks, which were 646bn and 22bn, respectively, as of 2Q25; 2 Level 3 assets account for ~1% of our total balance sheet; 3 Includes 3.1bn of syndicated issuances

8

Maintaining a strong capital position

CET1 capital ratio

CET1 capital, bn

1Q25	Net profit[1]	Dividend accrual	Currency effects	RWA excl. currency effects	Other[2]	2Q25
69.2	1.8	(0.8)	2.3	n/a	0.2	**72.7**

14.3%
0.4%
(0.2%)
(0.1%)
(0.1%)
0.0%
14.4%
+2.3bn impact on CET1 and +18.6bn impact on RWA
1Q25
Net profit[1]
Dividend accrual
Currency effects
RWA excl. currency effects
Other[2]
2Q25

- RWA 504.5bn, +21.2bn QoQ, driven by currency effects
- CET1 leverage ratio 4.4%, flat QoQ, with LRD 1,658bn, +96.5bn QoQ, driven by currency effects
- Refer to slide 22 for full QoQ RWA and LRD walk
- Parent bank CET1 capital ratio, fully applied 13.2%[3]

UBS

1 Profit before tax less current tax expense; 2 Includes 0.4bn from eligible deferred tax assets on temporary differences, and movements related to other items; 3 Estimate for 2Q25, fully applied UBS AG standalone CET1 capital ratio under current rules; final figures to be published with the UBS AG quarterly report available as of 5 August 2025

9

Global Wealth Management

Underlying

USD m, except where indicated	2Q25	1Q25	2Q24	QoQ	YoY
Total revenues	**6,156**	6,253	5,820	(2%)	**+6%**
Net interest income	1,557	1,549	1,586	+1%	(2%)
Recurring net fee income	3,351	3,279	3,104	+2%	+8%
Transaction-based income	1,232	1,421	1,111	(13%)	+11%
Other income	15	4	19		
Credit loss expense / (release)	3	6	(1)		
Operating expenses	**4,710**	4,702	4,660	0%	**+1%**
Profit before tax	**1,443**	1,545	1,161	(7%)	**+24%**
Profit before tax (reported)	**1,204**	1,359	871	(11%)	**+38%**
Cost / income ratio	**77%**	75%	80%	+1pp	**(4pp)**
Invested assets, bn	**4,512**	4,218	4,038	+7%	**+12%**
Deposits, bn	**489**	464	476	+5%	**+3%**
Loans, bn	**318**	300	305	+6%	**+4%**
RWA, bn	**170**	164	166	+4%	**+3%**

Underlying 2Q25 vs. 2Q24

PBT 1,443m, +24%

Total revenues 6,156m, +6%

- NII (2%) YoY, +1% QoQ mainly due to currency impacts and net new deposits partly offset by lower rates
- Recurring net fee income +8% on higher asset levels and NNFGA
- Transaction-based income +11% on higher levels of client activity across regions

Credit loss expense 3m

Operating expenses 4,710m, +1%, driven by currency effects; (5%) excluding variable compensation, litigation and currency effects

Net new assets 23bn, including ~(11bn) of tax-related outflows in the US; net new fee-generating assets 8bn

Invested assets 4,512bn, +7% QoQ driven by higher market levels, positive currency effects and net new assets

Net new deposits 9.0bn driven by current accounts

Net new loans 3.4bn driven by EMEA and Americas

UBS

10

Personal & Corporate Banking (CHF)

Underlying *CHF m, except where indicated*	2Q25	1Q25	2Q24	QoQ	YoY
Total revenues	**1,696**	1,705	1,838	0%	**(8%)**
Net interest income	907	923	1,024	(2%)	(11%)
Recurring net fee income	357	357	357	0%	0%
Transaction-based income	442	427	441	+4%	0%
Other income	(10)	(2)	16		
Credit loss expense / (release)	91	48	92		
Operating expenses	**1,048**	1,060	1,101	(1%)	**(5%)**
Profit before tax	**557**	597	645	(7%)	**(14%)**
Profit before tax (reported)	**566**	545	703	+4%	**(19%)**
Cost / income ratio	**62%**	62%	60%	0pp	**+2pp**
Deposits, bn	**249**	251	255	(1%)	**(2%)**
Loans, bn	**249**	249	249	0%	**0%**
RWA, bn	**119**	121	132	(1%)	**(9%)**

Underlying 2Q25 vs. 2Q24

PBT 557m, (14%)

Total revenues 1,696m, (8%)

- NII (11%) YoY, (2%) QoQ reflecting lower CHF rates
- Recurring net fee income flat YoY
- Transaction-based income flat YoY

Credit loss expense 91m, mainly reflecting net expenses on Stage 3 positions

Operating expenses 1,048m, (5%) mainly driven by lower personnel expenses

Net new deposits 1.1bn mainly from Corporate and Institutional Clients

Net new loans 1.2bn driven by mortgage growth in Personal Banking

UBS
11

Asset Management

Underlying *USD m, except where indicated*	**2Q25**	1Q25	2Q24	QoQ	**YoY**
Total revenues	**772**	741	768	+4%	**0%**
Net management fees	733	713	711	+3%	+3%
Performance fees	39	30	28	+28%	+36%
Net gain from disposals		(2)	28		
Credit loss expense / (release)	0	0	0		
Operating expenses	**555**	533	540	+4%	**+3%**
Profit before tax	**216**	208	228	+4%	**(5%)**
Profit before tax (reported)	**153**	135	130	+13%	**+18%**
Cost / income ratio	**72%**	72%	70%	0pp	**+2pp**
Invested assets, bn	**1,952**	1,796	1,701	+9%	**+15%**
Net new money, bn	**(2)**	7	(12)		

Underlying 2Q25 vs. 2Q24

PBT 216m, (5%), +8% excl. 2Q24 net gain from disposals

Total revenues 772m, flat YoY, +4% excl. 2Q24 net gain from disposals

- Management fees +3% driven by positive currency effects and market performance
- Performance fees +36% driven by Hedge Fund Businesses

Operating expenses 555m, +3% or (1%) excluding currency effects

Invested assets 1,952bn, +9% QoQ driven by positive currency effects and market performance

Net new money (2.0bn), driven by net outflows in Fixed Income (excluding money market) and Multi-asset & Solutions, partially offset by net inflows in ETFs

UBS

12

Investment Bank

Underlying

USD m, except where indicated	**2Q25**	1Q25	2Q24	QoQ	**YoY**
Total revenues	**2,815**	3,045	2,493	(8%)	**+13%**
Global Banking	521	564	668	(8%)	(22%)
Advisory	192	221	239	(13%)	(19%)
Capital Markets	328	342	429	(4%)	(24%)
Global Markets	2,294	2,481	1,825	(8%)	+26%
Execution Services	501	517	405	(3%)	+24%
Derivatives & Solutions	1,124	1,300	895	(14%)	+25%
Financing	670	665	525	+1%	+27%
Credit loss expense / (release)	48	35	(6)		
Operating expenses	**2,241**	2,314	2,087	(3%)	**+7%**
Profit before tax	**526**	696	412	(24%)	**+28%**
Profit before tax (reported)	**557**	722	477	(23%)	**+17%**
Cost / income ratio	**80%**	76%	84%	+4pp	**(4pp)**
RWA, bn	**110**	109	108	1%	**2%**
Return on attributed equity	**11.5%**	15.8%	9.7%	(4.3pp)	**+1.8pp**

Underlying 2Q25 vs. 2Q24

PBT 526m; record 2Q revenues[1], +13%

Global Banking revenues (22%)

- Advisory (19%), driven by lower private fund and M&A activity
- Capital Markets (24%), with higher ECM revenues more than offset by lower LCM and 65m of markdowns on LCM and hedging positions

Global Markets +26%

- Execution Services +24%, with increases in all regions
- Derivatives & Solutions +25%, driven by increases in FX, Rates and Equity Derivatives
- Financing +27%, led by Prime Brokerage supported by higher client balances

Of which:

- Equities 1,627m, +20%
- FRC 667m, +41%

Operating expenses +7% mainly on higher personnel costs

UBS

1 Since 2013

13

Non-core and Legacy

Underlying *USD m, except where indicated*	2Q25	1Q25	2Q24	QoQ	YoY
Total revenues	**(83)**	284	401		
Credit loss expense / (release)	(2)	7	(1)		
Operating expenses	**(83)**	477	481		
Profit before tax	**1**	(200)	(80)		
Profit before tax (reported)	**(250)**	(391)	(405)		
RWA, bn	**33**	34	50	(4%)	**(34%)**
LRD, bn	**29**	35	80	(16%)	**(63%)**

Underlying 2Q25 vs. 2Q24

PBT 1m

Total revenues (83m) mainly driven by funding costs

Credit loss expense (2m)

Operating expenses (83m); 353m excluding litigation release, (25%) QoQ

RWA 33bn, (1bn) QoQ

LRD 29bn, (5bn) QoQ driven by reduction in HQLA

UBS

14

NCL run-down continuing at pace

Reducing complexity

83%
books closed
since June 2023
Target: >95% by YE26

56%
IT apps decommissioned
since June 2023
Target: 100% by YE26

Underlying operating expenses excl. litigation

bn
~6.1
2.0
~1.6
~0.8
FY22 combined baseline1
2Q25 LTM2
FY25 updated ambition
2026 exit-rate ambition

Risk-weighted assets

bn
(62%)
Operational Risk
Credit and market risk3
86
30
56
33
24
9
<28
~20
<8
~22
~18
~4
2Q23
2Q25
YE25 ambition
YE26 ambition

UBS

Forward-looking figures based on constant FX rates; 1 Refer to slide 24 for reconciliation of FY22 baseline; 2 Last twelve months; 3 Also including non-counterparty-related risk RWA

15

Continuing to make progress towards our 2026 exit rate targets

Group underlying return on CET1 capital

17%
FY22, reported
3%
2H23
9%
FY24
11% excl. 1H25 litigation and applying a normalized tax rate[2]
13%
1H25
~15%
2026e exit rate
Underlying cost / income ratio
72%[1]
91%
80%
76%
<70%

Capital guidance

~14% CET1 capital ratio

>4.0% CET1 leverage ratio

UBS

Forward-looking guidance assumes a 14% CET1 ratio; 1 Reported basis; 2 Excluding litigation and applying structural tax rate of 23%

16

UBS Group results

USD m, except where indicated	**2Q25**	1Q25	4Q24	3Q24	2Q24
Total revenues	**12,112**	12,557	11,635	12,334	11,904
Credit loss expense / (release)	163	100	229	121	95
Operating expenses	9,756	10,324	10,359	10,283	10,340
Operating profit / (loss) before tax	**2,193**	2,132	1,047	1,929	1,469
Tax expense / (benefit)	(209)	430	268	502	293
of which: current tax expense	368	460	1,015	378	310
Net profit / (loss) attributable to shareholders	**2,395**	1,692	770	1,425	1,136
Diluted EPS (USD)	0.72	0.51	0.23	0.43	0.34
Effective tax rate	(10%)	20%	26%	26%	20%
Return on CET1 capital	13.5%	9.6%	4.2%	7.6%	5.9%
Return on tangible equity	11.8%	8.5%	3.9%	7.3%	5.9%
Cost / income ratio	80.5%	82.2%	89.0%	83.4%	86.9%
Total book value per share (USD)[1]	28.17	27.35	26.80	27.32	26.13
Tangible book value per share (USD)[1]	25.95	25.18	24.63	25.10	23.85
Tangible book value per share (CHF)[1]	20.60	22.27	22.37	21.26	21.43

UBS

1 The payment of the 2024 dividend of USD 0.90 per share, approved by shareholders at the 2025 Annual General Meeting, reduced book value and tangible book value by USD 2.9bn in 2Q25

18

2Q25 overview of financial performance by business division

USD m, except where indicated	**UBS Group**	GWM	P&C	AM	IB	NCL	Group Items
Total revenues as reported	**12,112**	**6,300**	**2,336**	**772**	**2,966**	**(82)**	**(180)**
of which: PPA effects and other integration items[1]	*596*	*153*	*274*		*152*	*1*	*17*
of which: loss related to an investment in an associate	*(31)*	*(8)*	*(23)*				
Total revenues (underlying)	11,546	6,156	2,085	772	2,815	(83)	(198)
Credit loss expense / (release)	163	3	114	0	48	(2)	0
Operating expenses as reported	**9,756**	**5,093**	**1,528**	**618**	**2,361**	**170**	**(13)**
of which: integration-related expenses and PPA effects[2]	*1,055*	*383*	*240*	*63*	*121*	*252*	*(4)*
Operating expenses (underlying)	8,701	4,710	1,288	555	2,241	(83)	(10)
Operating profit / (loss) before tax as reported	**2,193**	**1,204**	**695**	**153**	**557**	**(250)**	**(167)**
Operating profit / (loss) before tax (underlying)	2,683	1,443	684	216	526	1	(188)
Operating profit / (loss) before tax (underlying excl. litigation)	2,271	1,456	684	216	535	(434)	(186)
Underlying cost / income ratio	**75.4%**	**76.5%**	**61.8%**	**72.0%**	**79.6%**	**n.m.**	**n.m.**
Underlying return on CET1 capital	**15.3%**						
Underlying return on tangible equity	**13.4%**						

UBS

1 Includes accretion of PPA adjustments on financial instruments and other PPA effects, as well as temporary and incremental items directly related to the integration; 2 Includes temporary, incremental operating expenses directly related to the integration, as well as amortization of intangibles resulting from the acquisition of the Credit Suisse Group

19

2Q25 Global Wealth Management results by region

	Americas			APAC			EMEA			Switzerland		
	2Q25	2Q24	YoY	2Q25	2Q24	YoY	2Q25	2Q24	YoY	2Q25	2Q24	YoY
Underlying revenues, m	2,929	2,761	6%	947	903	5%	1,234	1,159	6%	1,049	1,003	5%
Net interest income, m	500	477	5%	304	323	(6%)	382	403	(5%)	374	389	(4%)
Recurring net fee income, m	2,015	1,891	7%	286	258	11%	575	527	9%	463	418	11%
Transaction-based income, m	403	385	5%	359	313	15%	274	230	19%	215	198	9%
Other income, m	10	8		(2)	10		2	(1)		(2)	(2)	
Credit loss expense / (release), m	4	4		1	(3)		1	1		(2)	(2)	
Underlying operating expenses, m	2,561	2,510	2%	598	596	0%	839	856	(2%)	698	683	2%
Underlying PBT, m	364	247	48%	348	310	12%	394	302	30%	353	322	10%
Underlying cost / income ratio	87%	91%	(3pp)	63%	66%	(3pp)	68%	74%	(6pp)	67%	68%	(2pp)
Net new fee-generating assets, bn	1.7	12.1		1.6	1.1		3.5	(0.5)		0.8	3.6	
Fee-generating assets, bn	1,125	1,012	11%	187	160	17%	417	371	12%	249	221	13%
Net new assets, bn	(3.5)	6.2		11.1	8.2		9.1	1.1		7.0	11.9	
Invested assets, bn	2,189	1,994	10%	746	627	19%	728	660	10%	844	750	12%
Net new loans, bn	1.9	1.1		0.2	(0.8)		2.2	(0.4)		(0.7)	(1.4)	
Loans, bn	100	96	4%	45	42	6%	63	59	7%	109	107	2%
Net new deposits, bn	0.2	(4.1)		4.8	(2.3)		4.5	(1.2)		0.0	1.7	
Deposits, bn	114	105	8%	123	127	(3%)	118	119	(1%)	130	124	5%
Advisors (full-time equivalents)	5,773	6,002	(4%)	933	1,014	(8%)	1,508	1,553	(3%)	1,259	1,407	(10%)

UBS

Table excludes Divisional items. Refer to the "Global Wealth Management" section of the 2Q25 report for more information

20

Overview of capital requirements and ratios

191.2bn
Gone concern: 99.4bn
Going concern: 91.7bn
o/w CET1
72.7bn
2Q25

37.9%
Gone concern: 19.7%
Going concern: 18.2%
o/w CET1
14.4%
vs. guidance:
~14%
CET1: 10.6%
Going concern: 14.9%
Total loss-absorbing capacity: 25.7%
2Q25
Requirements
RWA
504.5bn

11.5%
Gone concern: 6.0%
Going concern: 5.5%
o/w CET1
4.4%
vs. guidance:
>4%
CET1: 3.50%
Going concern: 5.00%
Total loss-absorbing capacity: 8.75%
2Q25
Requirements
LRD
1,658.1bn

UBS Refer to the "Capital Management" section of the 2Q25 report for more information

21

RWA and LRD QoQ walk

Risk weighted assets

bn

+4%
483.3
3.2
0.4
(0.9)
0.0
18.6
504.5
1Q25
Credit and counterparty credit risk
Non-counterparty-related risk
Market risk
Operational risk
Currency effects
2Q25

Leverage ratio denominator

bn

+6%
1,561.6
6.7
2.9
(0.2)
(1.1)
88.1
1,658.1
1Q25
On-balance sheet exposures
Derivatives
Securities financing transactions
Off-balance sheet items
Currency effects
2Q25

UBS

22

PPA pull to par overview and revenue recognition

Accretion of PPA adjustments on financial instruments

USD bn	Opening balance as of 12.6.23 (close)	Recognized: 2023–2Q25	Remaining balance to be recognized[2]	Expected future P&L releases at 30.6.25 FX rates[3]	Estimated amortization profile[4]: 3Q-4Q25	Estimated amortization profile[4]: 2026	Estimated amortization profile[4]: 2027+
GWM	~3.0	(1.6)	~1.4	~1.6	(~0.2)	(~0.3)	(~1.1)
P&C	~4.3	(2.0)	~2.3	~2.6	(~0.4)	(~0.6)	(~1.6)
IB	~2.3	(2.0)	~0.3	~0.3	(~0.1)	(~0.1)	(~0.1)
Total[1]	~9.6	(5.6)	~4.1	~4.5	(~0.7)	(~1.0)	(~2.8)

(4.1bn) from standard accretion and (1.5bn) from early unwinds

Additional PPA related benefits

USD bn	NII expected to be recognized as of 12.6.23 (close)	Recognized: 2023–2Q25	Remaining NII expected to be recognized	Expected future P&L releases at 30.6.25 FX rates[3]	Estimated amortization profile[4]: 3Q-4Q25	Estimated amortization profile[4]: 2026	Estimated amortization profile[4]: 2027+
Elimination of Credit Suisse's prior cash flow hedge	~1.2	(1.0)	~0.2	~0.2	(~0.1)	(~0.1)	(~0.0)

UBS

1 Excluding Non-core and Legacy, which is not excluded from underlying results as the majority of Non-core and Legacy's assets are held at fair value; 2 Represented at acquisition date FX rates; 3 Represented at current FX rates and treasury allocations; 4 Does not include effects from accelerated accretion from early unwinds

23

FY22 combined cost baseline

FY22

USD bn	Operating expenses
UBS sub-group (IFRS)[1]	24.9
Credit Suisse sub-group (US GAAP)[2,3]	19.1
UBS sub-group exclusions[4]	(0.3)
Credit Suisse sub-group exclusions[3,5]	(2.0)
Commission expense reclassification[3,6]	(1.1)
FY22 combined cost baseline	40.6

- of which: ~34.5bn in Core and ~6.1bn in Non-core and Legacy
- of which: further excluding litigation, variable and FA compensation ~32.2bn

1 UBS Group AG and consolidated subsidiaries; 2 Credit Suisse AG and its consolidated subsidiaries, also including Credit Suisse Services AG and other small former Credit Suisse Group entities now directly held by UBS Group AG; 3 CHF translated to USD using FY22 average USD / CHF rates of 0.95; 4 Excludes net expenses for litigation, regulatory and similar matters of USD 348m; 5 Excludes major litigation provisions of CHF 1,299m, restructuring expenses of CHF 533m, goodwill impairment of 23m, expenses related to real estate disposals of CHF 24m, expenses related to Archegos of CHF 40m and expenses related to equity investment in Allfunds Group of CHF 2m; 6 Impact from reclassifying commission expense from operating expenses to negative revenues for the Credit Suisse sub-group based on Credit Suisse Group reported commission expenses of CHF 1,012m in FY22

UBS

24

Underlying revenue and expense currency mix

Underlying revenues[1]
%
9
10
2
11
68
9
1
83
7
4
11
3
31
50
17
12
5
4
62
16
9
2
20
53
GWM
P&C
AM
IB
Group

Underlying operating expenses[1,2]
%
12
2
4
23
59
4
5
82
8
11
4
12
26
47
19
3
17
9
53
18
2
13
19
48
12
3
7
26
52
GWM
P&C
AM
IB
NCL[3]
Group
USD
CHF
GBP
EUR
Other

UBS

1 Based on estimated currency splits as of 1H25; 2 Also includes updated methodology for variable compensation FX splits; 3 NCL underlying operating expenses currency mix excludes litigation releases

25

Proposals would make UBS a pronounced outlier among G-SIBs

Minimum CET1 ratio requirements[1]

UBS Group AG vs. peers

UBS de-facto minimum of ~19% based on current proposal, or ~17% after proposed DTA, software and PVA deductions from regulatory capital[2]
~11.5% reflecting market share add-on as indicated in the 6 June 2025 Federal Council communication, which is to be formally confirmed, and excluding any Pillar 2 add-ons
Peer average 10.9%
~19%
~17%
12.6%
12.2%
~12%
11.6%
11.6%
11.5%
11.5%
11.2%
11.1%
10.9%
10.9%
10.5%
10.5%
10.2%
10.0%
9.7%
8.5%
UBS proposed de-facto requirement[2]
UBS 2030 current formal requirement[3]

UBS

1 Based on latest available filings as of 29 July 2025 for publicly traded North American and European G-SIB peers, excluding trust banks; US G-SIBs on standardized basis reflecting revised preliminary Stress Capital Buffer requirements published on 1 July 2025; 2 Refer to presentation published on 6 June 2025 titled "Assessment of the impact of the proposed Swiss regulatory capital measures on UBS", available on UBS's Investor Relations web page; 3 Assumes static countercyclical buffer and Pillar 2 add-ons; progressive add-ons based on expected levels of LRD and market share (phasing in by 2030); LRD buckets as proposed in the Federal Council's communication on 6 June 2025

26

Proposed rules are not internationally aligned

	Basel 3 standards	*Current rules*	*Proposal*			
Deferred tax assets on temporary differences (TD DTAs)	Recognized up to a threshold of 10% of CET1 and risk-weighted at 250%. Deduction above this threshold	In line with Basel standards	Full CET1 deduction – not in line with Basel standards	In line with Basel standards	In line with Basel standards	In line with Basel standards[1]
Capitalized software	If classified as tangible assets, fully recognized, risk weighted at 100%. If classified as intangible assets, full CET1 deduction	In line with Basel standards – UBS software classified as a tangible asset resulting in CET1 recognition	Full CET1 deduction – not in line with Basel standards	Fully recognized when in use, risk weighted at 100% and amortized over 3 years for capital purposes	Full CET1 deduction	Fully recognized, risk-weighted at 100%, amortized as in financial accounts
Prudential valuation adjustments (PVAs)	Guidance covering fair valued positions, with general rules for spreads and valuations	In line with Basel standards	Adjustments based on EU and UK rules	Adjustments for relevant modeled positions such as level 2 and 3 fair value assets and liabilities	Adjustments for relevant modeled positions such as level 2 and 3 fair value assets and liabilities	No specific requirements
Foreign participations	No prescribed rules for participation treatment – Basel rules apply on a consolidated basis only. Equity investments in general risk-weighted at 250%	400% risk-weighting of foreign participations	Full CET1 deduction of foreign participations	UK / EU rules based on the Capital Requirements Regulation requiring CET1 deduction of significant investments in financial sector entities (independent whether foreign or local), unless exempted Deductions not relevant in practice as waivers are granted (most banks only comply with consolidated requirements) or other supervisory exemptions	Deduction of all financial subsidiaries above a 10% CET1 threshold. In addition, waivers are granted	No Parent standalone requirements apply (only consolidated requirements)

UBS

1 10% threshold applies to US G-SIBs while a 25% threshold can apply for smaller banks

27

Cautionary statement regarding forward-looking statements

Cautionary statement regarding forward-looking statements | This presentation contains statements that constitute "forward-looking statements", including but not limited to management's outlook for UBS's financial performance, statements relating to the anticipated effect of transactions and strategic initiatives on UBS's business and future development and goals or intentions to achieve climate, sustainability and other social objectives. While these forward-looking statements represent UBS's judgments, expectations and objectives concerning the matters described, a number of risks, uncertainties and other important factors could cause actual developments and results to differ materially from UBS's expectations. In particular, the global economy may suffer significant adverse effects from increasing political tensions between world powers, changes to international trade policies, including those related to tariffs and trade barriers, and ongoing conflicts in the Middle East, as well as the continuing Russia–Ukraine war. UBS's acquisition of the Credit Suisse Group has materially changed its outlook and strategic direction and introduced new operational challenges. The integration of the Credit Suisse entities into the UBS structure is expected to continue through 2026 and presents significant operational and execution risk, including the risks that UBS may be unable to achieve the cost reductions and business benefits contemplated by the transaction, that it may incur higher costs to execute the integration of Credit Suisse and that the acquired business may have greater risks or liabilities than expected. Following the failure of Credit Suisse, Switzerland is considering significant changes to its capital, resolution and regulatory regime, which, if adopted, would significantly increase our capital requirements or impose other costs on UBS. These factors create greater uncertainty about forward-looking statements. Other factors that may affect UBS's performance and ability to achieve its plans, outlook and other objectives also include, but are not limited to: (i) the degree to which UBS is successful in the execution of its strategic plans, including its cost reduction and efficiency initiatives and its ability to manage its levels of risk-weighted assets (RWA) and leverage ratio denominator (LRD), liquidity coverage ratio and other financial resources, including changes in RWA assets and liabilities arising from higher market volatility and the size of the combined Group; (ii) the degree to which UBS is successful in implementing changes to its businesses to meet changing market, regulatory and other conditions; (iii) inflation and interest rate volatility in major markets; (iv) developments in the macroeconomic climate and in the markets in which UBS operates or to which it is exposed, including movements in securities prices or liquidity, credit spreads, currency exchange rates, residential and commercial real estate markets, general economic conditions, and changes to national trade policies on the financial position or creditworthiness of UBS's clients and counterparties, as well as on client sentiment and levels of activity; (v) changes in the availability of capital and funding, including any adverse changes in UBS's credit spreads and credit ratings of UBS, as well as availability and cost of funding to meet requirements for debt eligible for total loss-absorbing capacity (TLAC); (vi) changes in central bank policies or the implementation of financial legislation and regulation in Switzerland, the US, the UK, the EU and other financial centers that have imposed, or resulted in, or may do so in the future, more stringent or entity-specific capital, TLAC, leverage ratio, net stable funding ratio, liquidity and funding requirements, heightened operational resilience requirements, incremental tax requirements, additional levies, limitations on permitted activities, constraints on remuneration, constraints on transfers of capital and liquidity and sharing of operational costs across the Group or other measures, and the effect these will or would have on UBS's business activities; (vii) UBS's ability to successfully implement resolvability and related regulatory requirements and the potential need to make further changes to the legal structure or booking model of UBS in response to legal and regulatory requirements including heightened requirements and expectations due to its acquisition of the Credit Suisse Group; (viii) UBS's ability to maintain and improve its systems and controls for complying with sanctions in a timely manner and for the detection and prevention of money laundering to meet evolving regulatory requirements and expectations, in particular in the current geopolitical turmoil; (ix) the uncertainty arising from domestic stresses in certain major economies; (x) changes in UBS's competitive position, including whether differences in regulatory capital and other requirements among the major financial centers adversely affect UBS's ability to compete in certain lines of business; (xi) changes in the standards of conduct applicable to its businesses that may result from new regulations or new enforcement of existing standards, including measures to impose new and enhanced duties when interacting with customers and in the execution and handling of customer transactions; (xii) the liability to which UBS may be exposed, or possible constraints or sanctions that regulatory authorities might impose on UBS, due to litigation, contractual claims and regulatory investigations, including the potential for disqualification from certain businesses, potentially large fines or monetary penalties, or the loss of licenses or privileges as a result of regulatory or other governmental sanctions, as well as the effect that litigation, regulatory and similar matters have on the operational risk component of its RWA; (xiii) UBS's ability to retain and attract the employees necessary to generate revenues and to manage, support and control its businesses, which may be affected by competitive factors; (xiv) changes in accounting or tax standards or policies, and determinations or interpretations affecting the recognition of gain or loss, the valuation of goodwill, the recognition of deferred tax assets and other matters; (xv) UBS's ability to implement new technologies and business methods, including digital services, artificial intelligence and other technologies, and ability to successfully compete with both existing and new financial service providers, some of which may not be regulated to the same extent; (xvi) limitations on the effectiveness of UBS's internal processes for risk management, risk control, measurement and modeling, and of financial models generally; (xvii) the occurrence of operational failures, such as fraud, misconduct, unauthorized trading, financial crime, cyberattacks, data leakage and systems failures, the risk of which is increased with persistently high levels of cyberattack threats; (xviii) restrictions on the ability of UBS Group AG, UBS AG and regulated subsidiaries of UBS AG to make payments or distributions, including due to restrictions on the ability of its subsidiaries to make loans or distributions, directly or indirectly, or, in the case of financial difficulties, due to the exercise by FINMA or the regulators of UBS's operations in other countries of their broad statutory powers in relation to protective measures, restructuring and liquidation proceedings; (xix) the degree to which changes in regulation, capital or legal structure, financial results or other factors may affect UBS's ability to maintain its stated capital return objective; (xx) uncertainty over the scope of actions that may be required by UBS, governments and others for UBS to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and industry and the increasing divergence among regulatory regimes; (xxi) the ability of UBS to access capital markets; (xxii) the ability of UBS to successfully recover from a disaster or other business continuity problem due to a hurricane, flood, earthquake, terrorist attack, war, conflict, pandemic, security breach, cyberattack, power loss, telecommunications failure or other natural or man-made event; and (xxiii) the effect that these or other factors or unanticipated events, including media reports and speculations, may have on its reputation and the additional consequences that this may have on its business and performance. The sequence in which the factors above are presented is not indicative of their likelihood of occurrence or the potential magnitude of their consequences. UBS's business and financial performance could be affected by other factors identified in its past and future filings and reports, including those filed with the US Securities and Exchange Commission (the SEC). More detailed information about those factors is set forth in documents furnished by UBS and filings made by UBS with the SEC, including the UBS Group AG and UBS AG Annual Reports on Form 20-F for the year ended 31 December 2024. UBS is not under any obligation to (and expressly disclaims any obligation to) update or alter its forward-looking statements, whether as a result of new information, future events, or otherwise..

© UBS 2025. The key symbol and UBS are among the registered and unregistered trademarks of UBS. All rights reserved

UBS

28

2Q2025 Media Briefing
30 July 2025
Remarks by Sergio P.

Ermotti, Group Chief Executive Officer
Good morning. Thank you for joining us here in person, or remotely.
As you may have heard during the analysts’ call, the quarter kicked off with extreme volatility in global financial markets in April. As you can see on the first slide during this period, we sustained robust momentum by staying close to our clients while following through on a critical phase of our integration of Credit Suisse.
This allowed us to deliver strong results which contributed to a first-half underlying return on
CET1 capital of 13.3%.

We continue to demonstrate the power of our differentiated business model and our diversified global footprint, while maintaining our balance sheet for all seasons and steadily improving our risk-adjusted returns since the acquisition.
Group invested assets reached a record 6.6 trillion dollars and private and institutional client activity was strong across all our regions.

We continue to be a reliable partner for the Swiss economy,

supporting communities, families
and businesses to achieve their goals, granting or renewing 40 billion Swiss francs of loans in the quarter.
And we are further reducing the execution risk of the integration. We finalized the migration of our clients booked outside of Switzerland and completed the first wave of Swiss client migrations.

So, overall, I am very satisfied with our performance, thanks to the extraordinary focus of our colleagues across the firm.
Later,

Todd

and I will be happy to answer any questions you have on our results.

The Proposals

Now, let’s turn to the other topic I wanted to comment on today: the banking reform proposals put forward by the Swiss Federal Council on June 6.

As you know, we support most of these as long as they are consistent with the Federal
Council’s aims of being targeted, proportionate and internationally aligned.

However,

we strongly disagree with the proposed capital requirements, which fall well short of international best practices. They do not represent a conservative approach to regulation.

Instead, as you can see on this slide, these rules are extreme and adopt the most onerous components from other key financial centers that compete with Switzerland, without any of the corresponding measures other jurisdictions put in place to mitigate economic damage and competitive distortions.

The direction of travel also diverges from recent developments in Europe, the UK, and the
United States. Switzerland risks becoming an outlier in financial regulation, with unknown and yet-to-be measured consequences for its economy and standing in the world.

Current and future requirements would mean UBS must hold c. 42bn in additional CET1 capital

As a result of rescuing Credit Suisse, UBS must already increase its CET1 capital by 18bn based on existing regulation. This includes 9bn to remove regulatory concessions granted to Credit Suisse and around 9bn to meet the progressive requirements due to the enlarged size of the combined business.

With the proposals made in June, UBS AG would be required to hold an additional 24bn to maintain its target CET1 capital ratio of 12.5% to 13%.

The 24bn of increased capital at UBS AG would result in a UBS Group AG (consolidated) CET1 capital ratio of around 19%. However, the proposed measures for TD DTAs, capitalized software and PVAs would eliminate capital recognition of these items, thereby underrepresenting UBS's capital strength and reduce its CET1 capital ratio to around 17%, in a manner that is not aligned to international standards.

In total, UBS would be required to hold approximately USD 42bn in additional capital.

UBS

In addition, the proposals only partially reflect the true lessons learned from Credit Suisse’s collapse. Credit Suisse didn't fail due to inadequate capital requirements.

The real problem was that the rules were not implemented consistently and coherently.

Credit
Suisse benefited from regulatory exceptions that delayed recognition of losses on foreign subsidiaries. Had it fully implemented existing regulations for capital treatment of those subsidiaries, it would have held double the capital it actually did in the year before it collapsed.

The PUK report clearly identified these weaknesses, but the Federal Council's proposed regulatory measures fail to recognize their importance.
In contrast, UBS has been fully implementing the rules for years. As a consequence, by March
2023 UBS was in such a position of strength that Swiss and international regulators saw it as part of the solution, by acquiring Credit Suisse. That avoided unnecessary risks for Switzerland and the financial system and immediately helped restore financial stability.
Looking at the next slide, let me explain why the proposed capital requirements are extreme.
Based on current regulation, UBS will already have to absorb an additional 18 billion dollars in capital. This includes 9 billion from the removal of the the regulatory concessions granted to
Credit Suisse, and around another 9 billion to meet the current progressive requirements due to
the enlarged size of the combined business.
On top of this comes the 24 billion in additional capital, which on June 6 we said we would need if the proposals were adopted.

Add it all up, and UBS would need to hold 42 billion of additional capital. This is the absolute amount.

This slide shows how extreme this proposal is, comparing it to our current requirement and those of our peers. As you can see, the de-facto minimum CET1 ratio requirements for UBS would be at least 50% higher than the average across global systemically important banks.
This is the ultimate proof the proposed capital measures are neither proportionate nor internationally aligned.
No free lunch
I've heard theories that we can simply move money around, reclassify businesses or sell assets to address these requirements. Let me be direct: there are

no easy or quick fixes and it’s unrealistic
to assume that UBS shareholders or clients outside Switzerland will bear increased costs on their own.
Even the expert report by Alvarez & Marsal, which was commissioned by the Federal Council, highlights this issue.
The report makes clear that higher capital will affect our competitive position. It also details the potential negative impact on Swiss households, businesses, counterparties, taxpayers and, of course, our shareholders.

As a globally connected bank, UBS brings the best of the world to its clients in Switzerland. Yet to provide these unique products and services, we need an international presence, which these proposed rules are designed to punish.

As these rules would raise the cost of our primary raw material – capital – it stands to reason that they would affect the price and availability of these services, including for corporate and retail customers in our Swiss subsidiary.

As services like payments, capital markets activities, foreign exchange and trade finance become more costly,

so does running a business and everyday banking. It isn’t possible to isolate capital rules from real world economic impact – every franc has a ripple effect.

Duty to contribute
In closing, let me just say that our efforts in contributing to the public debate are about serving our shareholders, clients, employees and the Swiss economy with transparency and accountability.

We have a unique business model, which is sometimes overlooked here in Switzerland. We are the only truly global wealth manager and the systemically important bank with the highest share of revenues derived from asset-gathering activities, which makes us particularly stable and lower-risk.
We are Switzerland’s leading bank, and a positive reflection of the way in which our country punches above its weight, with GDP per adult twice that in Germany or France and a stock market capitalization relative to GDP that’s far above most of our European neighbours.

Switzerland is the world's 20th largest economy, so

it should not be surprising that we are
around the 20th-largest bank.
We benefit from our Swiss heritage and believe that Switzerland benefits from a diversified and competitive financial center with UBS at its core. And we are strong thanks to our global footprint – not in spite of it.

Remember,

that as leaders of a listed company with shareholders and bondholders around the world, UBS executives and board members have a legal and fiduciary duty, as well as a moral
obligation, to present facts accurately and with an appropriate level of due diligence. Not everybody offering opinions and assessments is subject to the same standards.
After what happened at Credit Suisse, we understand the need for society to reflect on what happened and consider ways to avoid future crises.
That is why we will continue to engage with policymakers, analyse and clearly address the economic realities these proposals create. We know this is not a negotiation. But where appropriate we will, in a constructive spirit, offer our views on how we believe Switzerland and
UBS can strike the right balance.

We believe it is the right thing to do for UBS, our employees and clients, and Switzerland.
Thank you.

# # # # #

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly
caused this report to be signed on their behalf by the undersigned, thereunto duly authorized.
UBS Group AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
UBS AG
By: /s/ David Kelly

_
Name:

David Kelly
Title:

Managing Director

By: /s/ Ella Copetti-Campi

_
Name:

Ella Copetti-Campi
Title:

Executive Director
Date:

July 30, 2025